Exhibit 99.4

TERMS OF LONG-TERM INCENTIVE CASH ("LTI CASH") GRANT
PURSUANT TO THE
ILLINOIS TOOL WORKS INC. 2011 LONG-TERM INCENTIVE PLAN (THE "PLAN ")

(a)   Except as otherwise provided in this LTI CASH agreement or the Plan, no portion of the LTI CASH grant will vest prior to three years from [GRANT DATE] (the "Grant Date"). On [VESTING DATE] (the "Vesting Date"), the LTI CASH grant will become vested to the extent of the performance achievement level certified by the Compensation Committee. Subject to paragraph (g) below, you will receive a cash award on the Vesting Date according to the level of achievement of the performance goals and payout scale established for this grant. A payment will be considered to be paid on the Vesting Date if it is paid within 60 days after the Vesting Date; provided, however, that the Compensation Committee has certified the level of achievement of the performance goal prior to the actual payment date.

(b)   Your rights under this LTI CASH agreement may not be assigned or transferred other than as permitted by the Plan.

(c)   If, prior to the Vesting Date, your employment with the Company and its Subsidiaries and Affiliates (the "Company Group") terminates by reason of death or disability, your LTI CASH grant shall become vested on the Vesting Date to the full extent of the performance achievement level certified by the Compensation Committee. For purposes of this LTI CASH agreement, the term "disability" means permanent and total disability which is expected to prevent you from engaging in any substantial gainful activity for any prolonged period of time, as determined by the Company in its sole discretion.

(d)   If you retire prior to the Vesting Date, your LTI CASH grant will become pro-rata vested on the Vesting Date for the portion of the performance period that you were employed and based on the performance achievement level certified by the Compensation Committee. For purposes of this LTI CASH agreement, retirement is defined as termination of employment with the Company Group at such time as: (i) the combination of your age and years of service is 70 or more, and (ii) you have reached age 55 or more with 5 or more years of service. The vesting provisions in this paragraph (d) are subject to your execution of a restrictive covenant within 30 days after your retirement date, but in no event later than the actual payment date under paragraph (a), if requested by any member of the Company Group.

(e)   Except as provided in paragraph (d), if your employment terminates for any reason other than death or disability prior to the Vesting Date, you will forfeit your LTI CASH grant.

(f)   Notwithstanding the foregoing, the Compensation Committee of the Board of Directors may, in its sole discretion, deem this LTI CASH grant, whether vested or unvested, to be immediately forfeited if you compete with the Company Group, engage in gross misconduct or conduct that is against the business interests of the Company Group, or you divulge confidential information about the Company Group to other persons.

(g)   Solely to the extent the LTI CASH grant is considered deferred compensation within the meaning of Code Section 409A, no portion of the LTI CASH grant that becomes payable in connection with your termination of employment (whether pursuant to the terms of this LTI CASH agreement or the Plan) will be paid to you unless your termination constitutes a "separation from service," within the meaning of Code Section 409A. In addition, if you are deemed to be a "specified employee," within the meaning of Code Section 409A at the time of such separation from service, as determined by the Company in its sole discretion, then, to the extent required by Code Section 409A, any LTI CASH grant that becomes payable in connection with a separation from service shall be paid no earlier than (i) the date that is six months and one day following your separation from service, or (ii) your death.

(h)   Solely to the extent the LTI CASH grant is considered deferred compensation within the meaning of Code Section 409A, in the event the LTI CASH grant becomes vested in connection with a "Corporate Change" pursuant to Section 11(a)(ii) of the Plan, and "Corporate Change" does not qualify as a change in control for purposes of Code Section 409A, the LTI CASH grant will become payable in cash on the earliest to occur of (i) the Vesting Date, (ii) your separation from service and (iii) death.

(i)   The LTI CASH grant is subject to the terms of the Plan. Any inconsistencies shall be resolved in favor of the Plan. Capitalized terms used but not otherwise defined in this LTI CASH agreement shall have the meanings ascribed to them in the Plan.

(j)   This LTI CASH agreement and the provisions of the Plan are governed by, and subject to the laws of the State of Illinois, United States of America, without regard to the conflict of law provisions. For purposes of litigating any dispute that arises under this grant or the Plan, the parties hereby submit to and consent to the exclusive jurisdiction of the State of Illinois, agree that such litigation shall be conducted in the courts of Cook County, Illinois, or the federal courts for the United States for the Northern District of Illinois, where this grant is made and/or to be performed.

(k)   The LTI CASH grant is intended to be exempt from or compliant with Code Section 409A, and shall be interpreted, construed and operated to reflect this intent. Notwithstanding the foregoing, the Plan and this LTI CASH agreement may be amended at any time, without the consent of any party, to avoid the application of Code Section 409A in a particular circumstance or to the extent that is necessary or desirable to satisfy any of the requirements under Code Section 409A, but the Company shall not be under any obligation to make any such amendment. Nothing in the Plan or this LTI CASH agreement shall provide a basis for any person to take action against the Company or any Subsidiary or Affiliate based on matters covered by Code Section 409A, including the tax treatment of any amount paid or LTI CASH granted under this LTI CASH agreement, and neither the Company nor any of its Subsidiaries and Affiliates shall under any circumstances have any liability to you or your estate or any other party for any taxes, penalties or interest due on amounts paid or payable under this LTI CASH agreement, including taxes, penalties or interest imposed under Code Section 409A.

(l)   Regardless of any action the Company or your employer (the "Employer") takes with respect to any or all income tax, social insurance, payroll tax, payment on account or other tax-related items related to your participation in the Plan and legally applicable to you ("Tax-Related Items"), you acknowledge that the ultimate liability for all Tax-Related Items is and remains your responsibility and may exceed the amount actually withheld by the Company or the Employer. You further acknowledge that the Company and/or the Employer (1) make no representations or undertakings regarding the treatment of any Tax-Related Items in connection with any aspect of the LTI CASH grant, including, but not limited to, the grant, vesting or payment of the LTI CASH grant; and (2) do not commit to and are under no obligation to structure the terms of the LTI CASH grant or any aspect of the LTI CASH grant to reduce or eliminate your liability for Tax-Related Items or achieve any particular tax result. Further, if you have become subject to tax in more than one jurisdiction between the date of grant and the date of any relevant taxable or tax withholding event, as applicable, you acknowledge that the Company and/or the Employer (or former employer, as applicable) may be required to withhold or account for Tax-Related Items in more than one jurisdiction.

Prior to any relevant taxable or tax withholding event, as applicable, you will pay or make adequate arrangements satisfactory to the Company and/or the Employer to satisfy all Tax-Related Items. In this regard, you authorize the Company and/or the Employer, or their respective agents, at their discretion, to satisfy the obligations with regard to all Tax-Related Items by one or a combination of the following: (1) withholding from your wages or other cash compensation paid to you by the Company and/or the Employer; or (2) withholding from the cash payment upon vesting of the LTI CASH grant.

(m)   The provisions of this LTI CASH agreement are severable, and if any one or more provisions are determined to be illegal or otherwise unenforceable, in whole or in part, the remaining provisions shall nevertheless be binding and enforceable.

(n)   The LTI CASH grant is subject to the requirements of (i) Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act (regarding recovery of erroneously awarded compensation) and any implementing rules and regulations thereunder, (ii) similar rules under the laws of any other jurisdiction and (iii) any policies adopted by the Company to implement such requirements, all to the extent determined by the Company in its discretion to be applicable to you.

(o)   The Company may, in its sole discretion, decide to deliver any documents related to current or future participation in the Plan by electronic means. You hereby consent to receive such documents by electronic delivery and agree to participate in the Plan through an on-line or electronic system established and maintained by the Company or a third party designated by the Company.

(p)   The Company reserves the right to impose other requirements on your participation in the Plan, on the LTI CASH grant and on the cash payment, to the extent the Company determines it is necessary or advisable in order to comply with local law or facilitate the administration of the Plan, and to require you to sign any additional agreements or undertakings that may be necessary to accomplish the foregoing.

(q)   Notwithstanding any provisions in this LTI CASH agreement, the LTI CASH grant shall be subject to the general terms and conditions set forth in Appendix A for Participants who reside outside the United States, as well as to any country-specific terms and conditions set forth in Appendix B for Participants who reside in any of the countries included in Appendix B. Moreover, if you relocate outside the United States or between countries included in Appendix B, the additional terms and conditions in Appendix A and B, as applicable, will apply to you, to the extent the Company determines that the application of such terms and conditions is necessary or advisable for legal or administrative reasons. Appendices A and B constitute part of this LTI CASH agreement.

APPENDIX A
GENERAL TERMS AND CONDITIONS
FOR PARTICIPANTS OUTSIDE THE UNITED STATES

(a)   <u>Nature of Grant</u>. In accepting the grant, you acknowledge, understand and agree that:

(i)   the Plan is established voluntarily by the Company, it is discretionary in nature and it may be modified, amended, suspended or terminated by the Company at any time;

(ii)   the LTI CASH grant is voluntary and occasional and does not create any contractual or other right to receive future LTI CASH grants, or benefits in lieu of LTI CASH grants, even if LTI CASH grants have been made repeatedly in the past;

(iii)   all decisions with respect to future LTI CASH grants, if any, will be at the sole discretion of the Company;

(iv)   your participation in the Plan shall not create a right to further employment with the Employer and shall not interfere with the ability of the Employer to terminate your employment or service relationship (if any) at any time;

(v)   you are voluntarily participating in the Plan;

(vi)   the LTI CASH grant and the cash award subject to the LTI CASH grant are extraordinary items that do not constitute compensation of any kind for services of any kind rendered to the Company or the Employer, and are outside the scope of your employment or service contract, if any;

(vii)   the LTI CASH grant and the cash award subject to the LTI CASH grant are not intended to replace any pension rights or compensation;

(viii)   the LTI CASH grant and the cash award subject to the LTI CASH grant, and the income and value of same, are not part of normal or expected compensation or salary for any purposes, including, but not limited to, calculating any severance, resignation, termination, redundancy, dismissal, end of service payments, bonuses, long-service awards, pension or retirement or welfare benefits or similar payments and in no event should be considered as compensation for, or relating in any way to, past services for the Company, the Employer or any Subsidiary or Affiliate;

(ix)   the LTI CASH grant and your participation in the Plan will not be interpreted to form an employment or service contract or relationship with the Company or any Subsidiary or Affiliate;

(x)   no claim or entitlement to compensation or damages shall arise from forfeiture of the LTI CASH grant resulting from termination of your employment or other service relationship by the Company or the Employer (for any reason whatsoever, whether or not in breach of local labor laws and whether or not later found to be invalid), and in consideration of the LTI CASH grant to which you are otherwise not entitled, you irrevocably agree never to institute any claim against the Company or the Employer and you irrevocably waive your ability, if any, to bring any such claim, and release the Company and the Employer from any such claim; if, notwithstanding the foregoing, any such claim is allowed by a court of competent jurisdiction, then, by participating in the Plan, you shall be deemed irrevocably to have agreed not to pursue such claim and agree to execute any and all documents necessary to request dismissal or withdrawal of such claims;

(xi) unless otherwise provided in the LTI CASH agreement, in the event of termination of your employment or other service relationship (for any reason whatsoever, whether or not in breach of local labor laws and whether or not later found to be invalid), your right to vest in the LTI CASH grant under the Plan, if any, will terminate effective as of the date that you are no longer actively employed or rendering services and will not be extended by any notice period mandated under local law (e.g., active employment or service would not include a period of "garden leave" or similar period pursuant to local law); the Committee shall have the exclusive discretion to determine when you are no longer actively employed or rendering services for purposes of your LTI CASH grant (including whether you may still be considered to be providing services wile on a leave of absence); and

(xii) you acknowledge and agree that the Company Group shall not be liable for any foreign exchange rate fluctuation between your local currency and the United States Dollar that may affect the value of the cash award or of any amounts due to you at payout of the LTI CASH.

(b) <u>No Advice Regarding Grant</u>. The Company is not providing any tax, legal or financial advice, nor is the Company making any recommendations regarding your participation in the Plan. You are hereby advised to consult with your own personal tax, legal and financial advisors regarding your participation in the Plan before taking any action related to the Plan.

(c) ***Data Privacy***. ***You hereby explicitly and unambiguously consent to the collection, use and transfer, in electronic or other form, of your personal data as described in this LTI CASH agreement and any other LTI CASH grant materials by and among, as applicable, the Employer, the Company and its Subsidiaries and Affiliates for the exclusive purpose of implementing, administering and managing your participation in the Plan.***

You understand that the Company and the Employer may hold certain personal information about you, including, but not limited to, your name, home address and telephone number, date of birth, social insurance number or other identification number, salary, nationality, job title, any shares of stock or directorships held in the Company, details of all LTI CASH grants and any entitlement to shares of stock awarded, canceled, exercised, vested, unvested or outstanding in your favor ("Data"), for the exclusive purpose of implementing, administering and managing the Plan.

You understand that Data will be transferred to Fidelity Stock Plan Services ("Fidelity") or such other stock plan service provider as may be selected by the Company in the future, which is assisting the Company with the implementation, administration and management of the Plan. You understand that the recipients of the Data may be located in the United States or elsewhere, and that the recipients'

country (e.g., the United States) may have different data privacy laws and protections than your country. You understand that you may request a list with the names and addresses of any potential recipients of the Data by contacting your local human resources representative. You authorize the Company, Fidelity and any other possible recipients which may assist the Company (presently or in the future) with implementing, administering and managing the Plan to receive, possess, use, retain and transfer the Data, in electronic or other form, for the sole purpose of implementing, administering and managing your participation in the Plan. You understand that Data will be held only as long as is necessary to implement, administer and manage your participation in the Plan. You understand that you may, at any time, view Data, request additional information about the storage and processing of Data, require any necessary amendments to Data or refuse or withdraw the consents herein, in any case without cost, by contacting in writing your local human resources representative. Further, you understand that you are providing the consents herein on a purely voluntary basis. If you do not consent, or if you later seek to revoke your consent, your employment status or service and career with the Employer will not be adversely affected; the only adverse consequence of refusing or withdrawing your consent is that the Company would not be able to grant you LTI CASH or other equity awards or administer or maintain such awards. Therefore, you understand that refusing or withdrawing your consent may affect your ability to participate in the Plan. For more information on the consequences of your refusal to consent or withdrawal of consent, you understand that you may contact your local human resources representative.

(d)   <u>Language</u>. If you have received this LTI CASH agreement or any other document related to the Plan translated into a language other than English, and if the meaning of the translated version is different than the English version, the English version will control.

(e)   <u>Retirement</u>. Notwithstanding paragraph (d) of the LTI CASH agreement, if the Company receives an opinion of counsel that there has been a legal judgment and/or legal development in your jurisdiction that would likely result in the favorable treatment applicable to the LTI CASH grant pursuant to paragraph (d) being deemed unlawful and/or discriminatory, then the Company will not apply the favorable treatment at the time of your retirement, and the LTI CASH grant will be treated as set forth in paragraph (e) of the LTI CASH agreement.

(f)   <u>Waiver</u>. You acknowledge that a waiver by the Company of a breach of any provision of this LTI CASH agreement shall not operate or be construed as a waiver of any other provision of this LTI CASH agreement, or of any subsequent breach by you or any other Participant.

APPENDIX B
COUNTRY-SPECIFIC TERMS AND CONDITIONS
FOR PARTICIPANTS OUTSIDE THE UNITED STATES

Terms and Conditions

This Appendix B includes special terms and conditions applicable to your LTI CASH grant if you reside in any of the countries covered by this Appendix B. These terms and conditions are in addition to, or if so indicated, in place of, the terms and conditions set forth in the LTI CASH agreement (including Appendix A). Capitalized terms used but not defined herein shall have the meanings given to such terms in the Plan and/or the LTI CASH agreement (including Appendix A).

Notifications

This Appendix B also includes notifications relating to exchange control and other issues of which you should be aware with respect to your participation in the Plan. The information is based on the exchange control, securities, and other laws in effect in the countries to which this Appendix B refers as of December 2012. Such laws are often complex and change frequently. As a result, the Company strongly recommends that you not rely on the notifications herein as the only source of information relating to the consequences of participating in the Plan because the information may be out of date at the time your LTI CASH grant vests or you receive cash under the Plan.

In addition, the notifications are general in nature and may not apply to your particular situation, and the Company is not in a position to assure you of any particular result. Accordingly, you are advised to seek appropriate professional advice as to how the relevant laws in your country may apply to your situation. Finally, if you are a citizen or resident of a country other than the one in which you are currently residing, transferred or transfer employment after the LTI CASH grant is made or are considered a resident of another country for local law purposes, the information contained herein may not be applicable to you in the same manner. In addition, the Company shall have the sole discretion to determine to what extent the terms and conditions shall apply to you under these circumstances.

AUSTRALIA

There are no country-specific provisions.

CANADA

Terms and Conditions

Termination of Service. This provision replaces paragraph (a)(xii) of Appendix A to the LTI CASH agreement:

Unless otherwise provided in the LTI CASH agreement, in the event of termination of your employment or other service relationship (for any reason whatsoever, whether or not in breach of local labor laws and whether or not later found to be invalid), your right to vest in the LTI CASH grant under the Plan, if any, will terminate effective as of the date that is the earlier of (i) the date you receive notice of termination of employment from the Employer or (ii) the date your employment

terminates, regardless of any notice period or period of pay in lieu of such notice required under local law (including, but not limited to statutory law, regulatory law, and/or common law); the Committee shall have the exclusive discretion to determine when you are no longer actively employed or rendering services for purposes of your LTI CASH grant (including whether you may still be considered to be providing services while on a leave of absence).

The following provisions apply if you are a resident of Quebec:

<u>Authorization to Release and Transfer Necessary Personal Information</u>. This provision supplements paragraph (c) of Appendix A to the LTI CASH agreement:

You hereby authorize the Company Group and the Company's representatives to discuss with and obtain all relevant information from all personnel, professional or not, involved in the administration and operation of the Plan. You further authorize the Company Group and the administrator of the Plan to disclose and discuss the Plan with their advisors. You further authorize the Company Group to record such information and to keep such information in your employee file.

<u>French Language Provision</u>.

The parties acknowledge that it is their express wish that this agreement, as well as all documents, notices and legal proceedings entered into, given or instituted pursuant hereto or relating directly or indirectly hereto, be drawn up in English.

Les parties reconnaissent avoir exigé la redaction en anglais de cette convention ("agreement"), ainsi que de tous documents exécutés, avis donnés et procedures judiciaries intentées, directement ou indirectement, relativement à la présente convention.

<u>FRANCE</u>

Terms and Conditions

<u>Consent to Receive Information in English</u>. By accepting the LTI CASH grant, you confirm having read and understood the Plan and the LTI CASH agreement, which were provided in the English language. You accept the terms of those documents accordingly.

En acceptant cette l'attribution, vous confirmez avoir lu et comprenez le Plan et ce contrat, incluant tous leurs termes et conditions, qui ont été transmis en langue anglaise. Vous acceptez les dispositions de ces documents en connaissance de cause.

Notifications

<u>Exchange Control Information</u>. You may hold cash payments you receive pursuant to the LTI CASH grant outside France, provided you declare all foreign accounts, whether open, current, or closed, in your income tax return.

<u>GERMANY</u>

Notifications

<u>Exchange Control Information</u>. Cross-border payments in excess of €12,500 must be reported monthly to the German Federal Bank. In the event that you make or receive a payment in excess of this amount, you are responsible for obtaining the appropriate from the remitting bank and complying with applicable obligations.

<u>INDIA</u>

Notifications

<u>Exchange Control Information</u>. You understand that you must repatriate any cash received under the Plan to India within 90 days of receipt. You will receive a foreign inward remittance certificate ("FIRC") from the bank where you deposit the foreign currency. You should maintain the FIRC as evidence of the repatriation of funds in the event the Reserve Bank of India or the Employer requests proof of repatriation. **It is your responsibility to comply with exchange control laws in India.**

Effective April 1, 2012, you are required to declare in your annual tax return (a) any foreign assets held by you or (b) any foreign bank accounts for which you have signing authority.

<u>ITALY</u>

Terms and Conditions

<u>Data Privacy Notification</u>. This provision replaces paragraph (c) of Appendix A in its entirety:

You understand that the Employer and/or the Company may hold certain personal information about you, including, but not limited to, your name, home address and telephone number, date of birth, social security number (or any other social or national identification number), salary, nationality, job title, number of shares held and the details of all LTI CASH grants or any entitlement to shares awarded, cancelled, exercised, vested, unvested, or outstanding (the "Data") for the purpose of implementing, administering, and managing your participation in the Plan. You are aware that providing the Company with your Data is necessary for the performance of this agreement and that your refusal to provide such Data would make it impossible for the Company to perform its contractual obligations and may affect your ability to participate in the Plan.

The Controller of personal data processing is Illinois Tool Works Inc., 3600 West Lake Avenue, Glenview, IL 60026, USA, and, pursuant to D.lgs 196/2003, its representative in Italy is ITW Italy Holding SRL, with registered offices at Corso Matteotti 38, Torino 10121, Italy. You understand that the Data may be transferred to the Company or any of its Subsidiaries or Affiliates, or to any third parties assisting in the implementation, administration, and management of the Plan, including any transfer required to a broker or other third party with whom cash acquired pursuant to the LTI CASH grant may be deposited. Furthermore, you understand that the recipients that may receive, possess, use, retain, and transfer such Data for the above mentioned purposes may be located in Italy or elsewhere, including outside of the European Union and that the recipients' country (e.g., the United States) may have different data privacy laws and protections than your country. The processing activity,

including the transfer of your Data abroad, outside of the European Union, as herein specified and pursuant to applicable laws and regulations, does not require your consent thereto as the processing is necessary for the performance of contractual obligations related to the implementation, administration, and management of the Plan. Further, you understand that you are providing the consents herein on a purely voluntary basis. If you do not consent, or if you later seek to revoke your consent, your employment status or service and career with the Employer will not be adversely affected; the only adverse consequence of refusing or withdrawing your consent is that the Company would not be able to grant you LTI CASH or other equity awards or administer or maintain such awards. You understand that Data processing related to the purposes specified above shall take place under automated or non-automated conditions, anonymously when possible, that comply with the purposes for which Data are collected and with confidentiality and security provisions as set forth by applicable laws and regulations, with specific reference to D.lgs. 196/2003.

You understand that Data will be held only as long as is required by law or as necessary to implement, administer, and manage your participation in the Plan. You understand that pursuant to art.7 of D.lgs 196/2003, you have the right, including but not limited to, access, delete, update, request the rectification of your Data, and cease, for legitimate reasons, the Data processing. Furthermore, you are aware that your Data will not be used for direct marketing purposes. In addition, the Data provided can be reviewed and questions or complaints can be addressed by contacting a local representative available at the following address: ITW Italy Holding SRL, Corso Matteotti 38, Torino 10121, Italy.

Plan Document Acknowledgment. In accepting the LTI CASH grant, you acknowledge that you have received a copy of the Plan and the LTI CASH agreement and have reviewed the Plan and the agreement, including Appendix A and B, in their entirety and fully understand and accept all provisions of the Plan and the LTI CASH agreement, including Appendix A and B.

Notifications

Exchange Control Information. You are required to report the following in your annual tax return: (a) any transfers of cash (or shares) to or from Italy exceeding €10,000 or the equivalent amount in U.S. dollars; (b) any foreign investments or investments held outside of Italy exceeding €10,000 or the equivalent amount in U.S. dollars, if the investment may give rise to income in Italy, and/or (c) the amount of transfers to and from Italy that have had an impact during the calendar year on your foreign investments or investments held outside of Italy. You are exempt from the formalities in (a) if the investments are made through an authorized broker resident in Italy, as the broker will comply with the reporting obligation on your behalf.

SPAIN

Terms and Conditions

No Entitlement for Claims or Compensation. By accepting the LTI CASH grant, you consent to participation in the Plan and acknowledge that you have received a copy of the Plan document.

You understand that the Company has unilaterally, gratuitously, and in its sole discretion decided to make LTI CASH grants under the Plan to Key Employees throughout the world. The decision is limited and entered into based upon the express assumption and condition that any LTI CASH grants will not economically or otherwise bind the Company or any Subsidiary or Affiliate, including the Employer, on an ongoing basis, other than as expressly set forth in the LTI CASH agreement. Consequently, you understand that the LTI CASH grant is given on the assumption and condition that the LTI CASH grant shall not become part of any employment contract (whether with the Company or any Subsidiary or Affiliate, including the Employer) and shall not be considered a mandatory benefit, salary for any purpose (including severance compensation), or any other right whatsoever. Furthermore, you understand and freely accept that there is no guarantee that any benefit whatsoever shall arise from the LTI CASH grant, which is gratuitous and discretionary.

You understand and agree that, as a condition of the LTI CASH grant, your termination of employment for any reason (including for the reasons listed below) other than death, disability or retirement will automatically result in the cancellation and loss of any LTI CASH grants that were not fully vested on the date of termination of your employment. In particular, you understand and agree that, unless otherwise expressly provided by the Company in the LTI CASH agreement, the LTI CASH grant will be cancelled without entitlement to any cash payment as indemnification if you terminate employment by reason of, but not limited to, the following: resignation; disciplinary dismissal adjudged to be with cause; disciplinary dismissal adjudged or recognized to be without cause; individual or collective layoff on objective grounds, whether adjudged to be with cause or adjudged or recognized to be without cause; material modification of the terms of employment under Article 41 of the Workers' Statute; relocation under Article 40 of the Workers' Statute; Article 50 of the Workers' Statute; unilateral withdrawal by the Employer; and under Article 10.3 of Royal Decree 1382/1985.

You also understand that this LTI CASH grant would not be made but for the assumptions and conditions set forth above; thus, you understand, acknowledge and freely accept that, should any or all of the assumptions be mistaken or any of the conditions not be met for any reason, the LTI CASH grant and any right to a cash payment pursuant to the LTI CASH grant shall be null and void.

Notifications

When receiving foreign currency payments exceeding €50,000, you must inform the financial institution receiving the payment of the basis upon which such payment is made. Upon prior request, you will need to provide the institution with the following information; your name; address; and fiscal identification number; the name and corporate domicile of the Company; the amount of payment; the currency used; the country of origin; the reasons for the payment; and required information.

Further, effective January 1, 2013, to the extent that you hold assets outside of Spain with a value in excess of €20,000 (on a per-asset basis) as of December 31 each year, you will be required to report information on such rights and assets on your tax return for such year.

You are solely responsible for complying with any exchange control or other reporting requirement that may apply to you as a result of participation in the Plan or the transfer of funds in connection with the award. You should consult your legal advisor to confirm the current reporting requirements related to the Plan to Spain.

SWITZERLAND

There are no country-specific provisions.